EXHIBIT 99.6

PROTO LABS, INC.

2012 LONG-TERM INCENTIVE PLAN

Restricted Stock Unit Agreement

Proto Labs, Inc. (the “Company”), pursuant to its 2012 Long-Term Incentive Plan (the “Plan”), hereby grants to you, the Participant named below, a Stock Unit Award on the terms shown in the table below. The terms and conditions of this Stock Unit Award (this “Award”) are set forth in this Agreement, consisting of this cover page and the Stock Unit Agreement Terms and Conditions on the following pages, and in the Plan document which is attached. To the extent any capitalized term used in this Agreement is not defined, it shall have the meaning assigned to it in the Plan as it currently exists or as it is amended in the future.

Name of Participant:
Number of Stock Units:	Grant Date:
Vesting Schedule:

By signing or otherwise authenticating this cover page, you agree to all of the terms and conditions contained in this Agreement and in the Plan document. You acknowledge that you have reviewed these documents and that they set forth the entire agreement between you and the Company regarding this Award.

PARTICIPANT:	PROTO LABS, INC.

By:
Title:

 Proto Labs, Inc.

2012 Long-Term Incentive Plan

Stock Unit Agreement

Terms and Conditions

1.	Vesting and Forfeiture.

(a)

The Company hereby grants to Participant on the Grant Date that number of Stock Units (“Units”) equal to the “Number of Stock Units” specified in the table above. Subject to Section 1(b), each Unit will vest as to the portion of Units and on the dates specified in the Vesting Schedule on the cover page to this Agreement, so long as your Service to the Company and its Affiliates does not end.

(b)

Vesting of the Units will be accelerated (i) upon the termination of your Service due to death or Disability, (ii) on the date a Change in Control occurs, so long as you have continuously provided Service to the Company between the Grant Date and the date of such Change in Control, and (iii) at the discretion of the Committee in accordance with Section 3(b)(2) of the Plan.

(c)

Except as otherwise expressly provided in this Agreement or the Plan, if you cease to continue providing Service to the Company or any Affiliate, then this Award shall terminate and all Units subject to this Award that have not yet vested shall be forfeited by Participant.

(d)	Each Unit that vests will entitle the Participant to receive one Share.

2.

Nature of Units. The Units granted pursuant to this Award are bookkeeping entries only and do not provide the Participant with any dividend, voting or other rights of a shareholder of the Company. The Units shall remain forfeitable at all times unless and to the extent the vesting conditions set forth in this Agreement are satisfied.

3.

Settlement of Units. As soon as practicable after any date on which Units vest, but no later than March 15 of the year following the calendar year in which the vesting date occurs, the Company shall cause to be issued to the Participant (or his or her beneficiary or personal representative) one Share in payment and settlement of each vested Unit. The Company will pay any original issue or transfer taxes with respect to the issue and transfer of Shares to you pursuant to this Agreement, and all fees and expenses incurred by it in connection therewith. All Shares so issued will be fully paid and nonassessable. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to issue or deliver any Shares prior to the completion of such registration or other qualification of such Shares under any state or federal law, rule or regulation as the Company may determine to be necessary or desirable.

4.

Transfer of Units. You may not assign or transfer the Units other than a transfer upon your death in accordance with your will, by the laws of descent and distribution or pursuant to a beneficiary designation submitted in accordance with Section 6(d) of the Plan. Following any such transfer, the Units shall continue to be subject to the same terms and conditions that were applicable to the Units immediately prior to their transfer.

5.

Discontinuance of Service. This Agreement does not give you a right to continued Service with the Company or any Affiliate, and the Company or any such Affiliate may terminate your Service at any time and otherwise deal with you without regard to the effect it may have upon you under this Agreement.

6.

Governing Plan Document. This Agreement and the Units are subject to all the provisions of the Plan, and to all interpretations, rules and regulations which may, from time to time, be adopted and promulgated by the Committee pursuant to the Plan. If there is any conflict between the provisions of this Agreement and the Plan, the provisions of the Plan will govern.

7.	Choice of Law. This Agreement will be interpreted and enforced under the laws of the state of Minnesota (without regard to its conflicts or choice of law principles).

8.	Binding Effect. This Agreement will be binding in all respects on your heirs, representatives, successors and assigns, and on the successors and assigns of the Company.

By signing or otherwise authenticating the cover page of this Agreement, you agree to all the terms and conditions described above and in the Plan document.